Via Facsimile and U.S. Mail
Mail Stop 03-09


May 3, 2005


Ms. Barbara J. McKee
Principal Accounting Officer
Questcor Pharmaceuticals, Inc.
3260 Whipple Road
Union City, CA 94587

Re:	Questcor Pharmaceuticals, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 1-14758

Dear Ms. McKee:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should amend your document in response to these comments.
In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 10-K for the fiscal year ended December 31, 2004 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies

Sales Reserves, Product Returns, and Rebates, pages 28-30

1. We believe your disclosure related to estimates of items that reduce gross revenue such as product returns and rebates could be improved as follows:

a. Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b. Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
c. To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, such as end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand. For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product in sales dollars that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.
d. If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
e. You should consider disclosing a roll forward of the accrual for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.

f. In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e. product returns, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Results of Operations, pages 31-41

2. Please revise the comparison of years to discuss and quantify the reasons for each significant factor that resulted in significant increases or decreases in line items on your financial statements. Refer to Financial Reporting Codification Section 501.04. Based on your existing disclosures, it appears that you could have better quantified your discussion regarding your revenue items.

3. Notwithstanding the preceding, it would also appear based upon existing disclosures that a material amount of the fluctuations within the current year were the result of the change in the return policy. Please disclose the amount of the fluctuation due to the change in the return policy for net product sales, cost of product sales and gross margin.

Consolidated Financial Statements

Consolidated Statements of Operations, page 58

4. It appears that amortization of purchased technology is classified as an operating cost and expense. We believe amortization related to purchased technology should be included in cost of product sales. Alternatively, include a parenthetical disclosure after the caption
`cost of product sales` indicating omission of amortization of purchased technology and disclose the amount of amortization and impairment of purchased technology excluded in the notes. Please refer to SAB Topic 11:B. Please note, discussion of gross margin excluding amortization and impairment of purchased technology should be avoided.

Note to Consolidated Financial Statements

General

5. It does not appear that you have provided the disclosure required by paragraph 37 of FAS 131. Provide revenue by product or groups of similar products such as therapeutic category.

Note 1. Organization and Summary of Significant Accounting Polices

Revenue Recognition, pg. 63

6. We note your accounting policies for returns received for product lots released prior to June 1, 2004 of recording costs for such exchanges, including actual product material costs and related shipping charges, within cost of products sales. Please tell us how this policy complies with paragragh 7 of FAS 48 that requires that you reduce sales and cost of sales reported in the income statement to reflect estimated returns.

Note 2. Development and Collaboration Agreements, pages 66-67

7. We note that you pay quarterly access fees to Sigma-Tau Pharmaceuticals which vary based upon sales and costs incurred. Please provide to us additional information regarding this arrangement including each parties responsibilities under the agreement, how the access fee is specifically calculated, where these amounts are classified in the Consolidated Statement of Operations, and your basis for the current accounting treatment. Please make specific references to any GAAP literature relied upon to support your current accounting treatment.



*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Todd Sherman, staff accountant, at 202-824-
5358
or Kevin Woody, Branch Chief, at 202-942-7332 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Barbara J. McKee
Questcor Pharmaceuticals, Inc.
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